SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Family Dollar Stores, Inc.
(Name of Issuer)

Common Shares of no par value
(Title of Class of Securities)

307000109
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
2,138,203

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
2,138,203

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,138,203

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.88%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
2,138,203

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
2,138,203

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,138,203

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.88%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
2,138,203

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
2,138,203

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,138,203

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.88%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
3,475,603

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
3,475,603

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,475,603

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.05%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
3,475,603

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
3,475,603

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,475,603

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.05%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
5,077,205

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
5,077,205

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,077,205

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.46%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
5,077,205

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
5,077,205

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,077,205

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.46%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
8,552,808

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
8,552,808

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,552,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.51%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
8,552,808

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
8,552,808

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,552,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.51%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
8,552,808

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
8,552,808

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,552,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.51%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
8,552,808

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
8,552,808

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,552,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.51%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 307000109

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
8,552,808

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
8,552,808

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,552,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.51%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 307000109

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
10,691,011

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
10,691,011

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,691,011

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.39%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the shares of Common Stock, $0.10 par value (“Shares”), issued by Family Dollar Stores, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 10401 Monroe Road, Matthews, North Carolina 28105.

Item 2.  Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

       The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 89.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 10,691,011 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $265.8 million (including commissions and premiums for options to purchase Shares). The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares was obtained through margin borrowing.

Item 4.  Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued. The Reporting Persons see great long-term potential in the Issuer’s industry and believe the Issuer’s current situation is analogous to that recently faced by companies such as CVR Energy, Forest Laboratories, Chesapeake Energy and Biogen, as well as a number of other companies over the last two decades, where the Reporting Persons’ involvement helped to generate tremendous returns for all shareholders. The Reporting Persons intend to seek to have conversations with members of the Issuer's senior management and board of directors to discuss the Issuer’s business and strategies to enhance shareholder value, which may include the pursuit of operating initiatives or the exploration of strategic alternatives. The Reporting Persons may also determine to seek shareholder board representation if appropriate.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 10,691,011 Shares (including options to purchase Shares), representing approximately 9.39% of the Issuer's outstanding Shares (based upon the 113,825,215 Shares stated to be outstanding as of April 5, 2014 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 10, 2014).

(b) High River has sole voting power and sole dispositive power with regard to 2,138,203 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,475,603 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 5,077,205 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	04/07/2014	117,589	57.87
High River Limited Partnership	04/08/2014	120,000	58.44
High River Limited Partnership	04/09/2014	25,000	58.64
High River Limited Partnership	04/09/2014	53,622 (1)	20.76 (2)
High River Limited Partnership	04/10/2014	382,575 (1)	20.03 (2)
High River Limited Partnership	04/11/2014	206,512 (1)	18.15 (2)
High River Limited Partnership	04/14/2014	133,235 (1)	18.87 (2)
High River Limited Partnership	04/15/2014	95,000 (1)	18.99 (2)
High River Limited Partnership	05/27/2014	56,270 (1)	20.05 (2)
High River Limited Partnership	05/28/2014	115,610 (1)	20.20 (2)
High River Limited Partnership	05/29/2014	88,340 (1)	20.07 (2)
High River Limited Partnership	05/30/2014	188,761 (1)	20.38 (2)
High River Limited Partnership	06/02/2014	132,714 (1)	20.57 (2)
High River Limited Partnership	06/03/2014	26,876 (1)	20.52 (2)
High River Limited Partnership	06/03/2014	120,827 (1)	21.27 (2)
High River Limited Partnership	06/04/2014	88,548 (1)	21.93 (2)
High River Limited Partnership	06/05/2014	45,124 (1)	22.02 (2)
High River Limited Partnership	06/06/2014	141,600 (1)	22.36 (2)

Icahn Partners LP	04/07/2014	279,135	57.87
Icahn Partners LP	04/08/2014	284,857	58.44
Icahn Partners LP	04/09/2014	59,344	58.64
Icahn Partners LP	04/09/2014	127,289 (1)	20.76 (2)
Icahn Partners LP	04/10/2014	908,158 (1)	20.03 (2)
Icahn Partners LP	04/11/2014	490,220 (1)	18.15 (2)
Icahn Partners LP	04/14/2014	316,274 (1)	18.87 (2)
Icahn Partners LP	04/15/2014	225,512 (1)	18.99 (2)
Icahn Partners LP	05/27/2014	134,540 (1)	20.05 (2)
Icahn Partners LP	05/28/2014	274,528 (1)	20.20 (2)
Icahn Partners LP	05/29/2014	209,774 (1)	20.07 (2)
Icahn Partners LP	05/30/2014	448,234 (1)	20.38 (2)
Icahn Partners LP	06/02/2014	314,929 (1)	20.57 (2)
Icahn Partners LP	06/03/2014	63,816 (1)	20.52 (2)
Icahn Partners LP	06/03/2014	286,904 (1)	21.27 (2)
Icahn Partners LP	06/04/2014	210,310 (1)	21.93 (2)
Icahn Partners LP	06/05/2014	107,148 (1)	22.02 (2)
Icahn Partners LP	06/06/2014	336,233 (1)	22.36 (2)

Icahn Partners Master Fund LP	04/07/2014	191,223	57.87
Icahn Partners Master Fund LP	04/08/2014	195,143	58.44
Icahn Partners Master Fund LP	04/09/2014	40,656	58.64
Icahn Partners Master Fund LP	04/09/2014	87,198 (1)	20.76 (2)
Icahn Partners Master Fund LP	04/10/2014	622,141 (1)	20.03 (2)
Icahn Partners Master Fund LP	04/11/2014	335,828 (1)	18.15 (2)
Icahn Partners Master Fund LP	04/14/2014	216,667 (1)	18.87 (2)
Icahn Partners Master Fund LP	04/15/2014	154,488 (1)	18.99 (2)
Icahn Partners Master Fund LP	05/27/2014	90,540 (1)	20.05 (2)
Icahn Partners Master Fund LP	05/28/2014	187,910 (1)	20.20 (2)
Icahn Partners Master Fund LP	05/29/2014	143,587 (1)	20.07 (2)
Icahn Partners Master Fund LP	05/30/2014	306,808 (1)	20.38 (2)
Icahn Partners Master Fund LP	06/02/2014	215,926 (1)	20.57 (2)
Icahn Partners Master Fund LP	06/03/2014	43,686 (1)	20.52 (2)
Icahn Partners Master Fund LP	06/03/2014	196,406 (1)	21.27 (2)
Icahn Partners Master Fund LP	06/04/2014	143,881 (1)	21.93 (2)
Icahn Partners Master Fund LP	06/05/2014	73,348 (1)	22.02 (2)
Icahn Partners Master Fund LP	06/06/2014	230,167 (1)	22.36 (2)

(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on April 8, 2016.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $38.00, subject to adjustment to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6.   Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

OTC Call Options

The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 9,378,064 Shares, which expire on April 8, 2016.

The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options

The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 9,378,064 Shares, which expire on the earlier of April 8, 2016 or the date on which the corresponding American-style call option described above under “OTC Call Options” in this Item 6 is exercised.

The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

    1           Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2014

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Family Dollar Stores, Inc.]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Family Dollar Stores, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 6th day of June, 2014.

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:           /s/ Edward E. Mattner
        Name: Edward E. Mattner
        Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Family Dollar Stores]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP
Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN PARTNERS LP
Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN CAPITAL LP
Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Keith Cozza	Chief Operating Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
Daniel A. Ninivaggi	Director
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director; Chief Executive Officer
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP
Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC
Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory

BARBERRY CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Jordan Bleznick	Vice President/Taxes
Vincent J. Intrieri	Vice President; Authorized Signatory
Irene March	Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer